THE FIRST BANCSHARES, INC.

November 30, 2016

VIA EDGAR AND EMAIL

Dietrich A. King

Jessica Livingston

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-214426

Dear Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective on Friday, December 2, 2016, at 2:00 p.m., EDT, or as soon thereafter as practicable.

Sincerely,

The First Bancshares, Inc.

By: /s/ Donna T. (Dee Dee) Lowery

Name: Donna T. (Dee Dee) Lowery

Its: Chief Financial Officer